UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
 (Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS

On December 29, 2016, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) held its 2016 Annual General Meeting of Shareholders (the “Annual Meeting”).  At the Annual Meeting, the Company’s shareholders voted on nine proposals, which were described in the notice and proxy statement relating to the Annual Meeting (annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2016).

Of the nine proposals listed below that were submitted to Taro’s shareholders at the Annual Meeting, all, except Proposal 1, were duly approved by the requisite majority (including, where applicable, a special majority) as defined under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, as amended.  While Proposal 1 was approved by a majority of the voting power entitled to vote at the Annual Meeting, that majority did not fulfill either of the additional conditions required under the Companies Law for approval by a special majority, and, consequently, Proposal 1 was not adopted.  The nine proposals presented at the Annual Meeting (and the results with respect to each) were as follows:

1.	Approval of a renewed version of the Company’s Compensation Policy as required under the Companies Law. (Not Approved)

2.
Re-election to the Company’s Board of Directors (the “Board”) of each of Dilip Shanghvi, Sudhir Valia, James Kedrowski and Dov Pekelman (each, as an ordinary/non-External Director (as defined in the Companies Law)), to serve for a one year term, until the close of the next annual general meeting of shareholders.  (Approved)

3.
Approval of the following remuneration for Mr. Dilip Shanghvi, Chairman of the Board of the Company, effective as of, and subject to, his re-election pursuant to Proposal 2: an annual fee in an amount of USD 869,648, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors (as defined in the Companies Law) per meeting of the Board and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings.  (Approved)

4.
Approval of the following remuneration for Mr. Sudhir Valia, as a director of the Company, effective as of, and subject to, his re-election pursuant to Proposal 2: an annual fee in an amount of USD 560,134, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings.  (Approved)

5.
Approval of the following remuneration for Mr. Dov Pekelman, subject to his re-election pursuant to Proposal 2: effective as of the date of his re-election, an increased annual fee of NIS 244,725 due to his participation in the establishment of a Social Responsibility Committee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings; and, an additional sum of NIS 96,150 as a bonus for his dedicated service to the Company during the period from January 1 to December 31, 2016.  (Approved)

6.
Election to the Board of Mr. Uday Baldota, to serve as a non-External Director for a one year term, until the close of the next annual general meeting of shareholders, and approval of payment to him in his role as Chief Executive Officer of the Company, effective on or about April 1, 2017, of an annual salary in an amount of USD 800,000, and an annual bonus in an amount of up to 50% of his annual salary. Mr. Baldota will not receive any additional compensation for his role as a non-External Director, however he will be entitled to reimbursement of any expenses for attending meetings of the Board and any committee thereof.  (Approved)

7.	Election of each of Mrs. Linda Benshoshan and Mr. Elhanan Streit to the Board as an External Director for a three-year term commencing as of January 1, 2017. (Approved)

8.
Election to the Board of Mr. Abhay Gandhi, to serve as a non-External Director for a one year term, until the close of the next annual general meeting of shareholders, and approval of the payment to him, effective as of the date of his election, of an annual fee and a per meeting fee (per meeting of the Board and any committee thereof) equal to the corresponding fees paid by the Company to each External Director, and exclusive of reimbursement of any expenses for attending such meetings.  (Approved)

9.
Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2017 and for the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and/or the Board.  (Approved)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 4, 2017

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Mariano Balaguer
Name:	Mariano Balaguer
Title:	Vice President, Chief Financial Officer and Chief Accounting Officer